As filed with the Securities and Exchange Commission on July 22, 1997


 Registration No. [            ]


	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

	FORM N-14

	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

   	[  ] Pre-Effective Amendment No.                 [  ] Post-Effective
Amendment No.


	              SMITH BARNEY MONEY FUNDS, INC.
                           (Exact name of Registrant as specified in the
		Articles of Incorporation)

	Area Code and Telephone Number:  (800) 224-7523
	388 Greenwich Street, New York, New York 10013
	(Address of principal executive offices)   (Zip Code)

	Christina T. Sydor, Esq.
	Smith Barney Inc.
	388 Greenwich Street New York, New York 10013 (22nd floor) (Name and address of agent for service)

	copy to:

John E. Baumgardner, Jr., Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended December 31, 1996 was filed with the Securities and Exchange Commission on February 18, 1997.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, by action pursuant to said Section 8(a), may determine.

Total Number of Pages:





	SMITH BARNEY MONEY FUNDS, INC

	CONTENTS OF
	REGISTRATION STATEMENT

This Registration Statement contains the following pages and documents:

	Front Cover

	Contents Page

	Cross-Reference Sheet

	Letter to Shareholders

	Notice of Special Meeting

	Part A - Prospectus/Proxy Statement

	Part B - Statement of Additional Information

	Part C - Other Information

	Signature Page

	Exhibits



	SMITH BARNEY MONEY FUNDS, INC.

	FORM N-14 CROSS REFERENCE SHEET
	Pursuant to Rule 481(a) Under the Securities Act of 1933

						Prospectus/Proxy
Part A Item No. and Caption			Statement Caption

Item 1.	Beginning of Registration			Cover Page; Cross
						Reference
						Statement and Outside Front Sheet
						Cover Page of Prospectus

Item 2.	Beginning and Outside Back		Table of Contents
	Cover Page of Prospectus

Item 3.	Synopsis Information and			Summary; Risk Factors;
	Comparison of  Risk 			Factors Investment
						Objectives and Policies

Item 4.	Information About the Transaction		Summary: Reasons for the
						Reorganization; Information About
						the Reorganization; Information
						on Shareholders' Rights;

Item 5.	Information About the Registrant		Cover Page; Summary;
						Information About the
						Reorganization; Comparison of Investment
      Objectives and Policies; Comparative
						Information on Shareholders' Rights; Additional

Information About the Cash Portfolio and
the 	Income Return Account Portfolio				,
Item 6.	Information About the			Summary; Information About the
	Company Being Acquired			Reorganization; Comparison of
						Investment Objectives and  Policies; Information
						on Shareholder's Rights; Additional
						Information About the Income Return
						Account Portfolio

Item 7.	Voting Information			Summary; Information About
						the Reorganization;
						Comparative Information on Shareholders'
						Rights; Voting Information

Item 8.	Interest of Certain Persons		Financial Statements
and Experts; Legal and Experts			Matters

Item 9.	Additional Information			Not Applicable
	Required for Reoffering By
	Persons Deemed to be Underwriters



						Statement of Additional
Part B Item No. and Caption			Information Caption

Item 10.	Cover Page					Cover Page

Item 11.	Table of Contents 				Cover Page

Item 12.	Additional Information				Cover Page; Statement of
							Additional About the Registrant									Information of Smith Barney
							Money Funds, Inc. dated April 30,
							1997

Item 13.	Additional Information 				Cover Page; Statement of
About the Companey being Acquired			Additional Information of Smith Barney
							Funds, Inc. Acquired Fund dated
							April 30, 1997



Item 14.	Financial Statements				Annual Report of Smith
							Barney Money Funds, Inc.  dated
							December 31, 1996


Part C Item No. and Caption				Other Information
Caption

Item 15.	Indemnification					Articles of
Incorporation

Item 16.	Exhibits						Exhibits

Item 17.	Undertakings					Undertakings


A SPECIAL NOTICE TO SHAREHOLDERS OF
SMITH BARNEY FUNDS, INC. - INCOME RETURN ACCOUNT PORTFOLIO
Your Vote is Important

Dear Shareholder:
	The Board of Directors of Smith Barney Funds, Inc. - Income Return Account Portfolio ("Income Return Account Portfolio") has recently reviewed and unanimously endorsed a proposal for a reorganization of Income Return Account Portfolio which it judges to be in the best interests of Income Return Account Portfolio shareholders.
	Under the terms of the proposal, the Cash Portfolio ("Cash Portfolio") of Smith Barney Money Funds, Inc. ("Smith Barney Money Funds") would acquire all or substantially all of the assets and liabilities of Income Return
Account Portfolio. After the transaction, the Income Return Account Portfolio would be liquidated and you would become a shareholder of Cash Portfolio, having received Class A shares of an aggregate value equivalent to the aggregate value of your investment in Income Return Account Portfolio at the time of the transaction. No sales charge would be imposed in the transaction. The transaction will be subject to Federal income taxes.
	The Board of Directors of Income Return Account Portfolio believes that the proposed reorganization is in the best interests of the Income Return Account Portfolio shareholders due, in large part, to the fact that the minimal assets of the Income Return Account Portfolio do not justify maintenance of the Income Return Account Portfolio as a stand-alone portfolio. Income Return Account Portfolio assets have been declining since 1993 while its fixed costs have remained constant. As a result, the Portfolio's investment style has been significantly inhibited for a number of years and it has become increasingly difficult to provide competitive returns. In fact, to maintain a competitive yield, Smith Barney Mutual Funds Management ("the Manager") has been waiving its management fees and has been reimbursing the expenses of the Income Return Account Portfolio.

	To consider this transaction, we have called a Special Meeting of Shareholders to be held October 17, 1997. We strongly invite your participation by asking you to review, complete and return your proxy promptly in the postage paid envelope provided.
	Detailed information about the proposed transaction is described in the enclosed proxy statement. If you sign and date your proxy card but do not provide voting instructions, your shares will be voted FOR the proposal.
	We thank you for your timely response and look forward to continuing to serve your investment needs. If you have any questions regarding the proposed transaction, please call your Financial Consultant who will be pleased to assist you.
IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY. Sincerely,

Heath B. McLendon
Chairman of the Board
[                        ], 1997


SMITH BARNEY FUNDS, INC. -  INCOME RETURN ACCOUNT PORTFOLIO
388 Greenwich Street
New York, New York 10013
__________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on October 17, 1997
__________________

	Notice is hereby given that a Special Meeting of Shareholders (the
"Meeting") of Smith Barney Funds, Inc. - Income Return Account Portfolio
("Income Return Account Portfolio") will be held at 388 Greenwich Street, 22nd
Floor, New York, New York, on October 17, 1997, commencing at 10:00 a.m.  for the following purposes:
1. 	To consider and act upon the Agreement and Plan of Reorganization
(the "Plan") dated as of [          ], 1997, providing for (i) the
acquisition of all or substantially all of the assets of Income
Return Account Portfolio by Smith Barney Money Funds, Inc. on
behalf of its Cash Portfolio ("Cash Portfolio") in exchange for
Class A shares of Cash Portfolio and the assumption by Smith
Barney Money Funds, Inc. on behalf of Cash Portfolio of certain liabilities of Income Return Account Portfolio; (ii) the
distribution of such shares of the Cash Portfolio to shareholders of Income Return Account Portfolio in liquidation of Income Return
Account Portfolio; and (iii) the subsequent liquidation of Income
Return Account Portfolio.
2.	To transact such other business as may properly come before the
Meeting or any adjournment or adjournments thereof.
	The Directors of Income Return Account Portfolio have fixed the close of business on July 22, 1997 as the record date for the determination of shareholders of Income Return Account Portfolio entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof (the "Record
Date").
IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT
EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT
DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO
POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING.
INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE
FOLLOWING PAGE.
							By Order of the Board of Directors

Christina T.  Sydor
							Secretary
[                , ] 1997

YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.


INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.
1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.
2.   Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.
3.   All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of
registration.   For example:
Registration 							Valid Signatures
Corporate Accounts
	(1)  ABC Corp. 		ABC Corp.
	(2)  ABC Corp. 		John Doe, Treasurer
	(3)  ABC Corp.
		c/o John Doe, Treasurer 		John Doe
	(4)  ABC Corp.
		Profit Sharing Plan 		John Doe, Trustee
Trust Accounts
	(1)  ABC Trust 		Jane B. Doe, Trustee
	(2)  Jane B. Doe,
	Trustee u/t/d 12/28/78		Jane B. Doe
Custodial or Estate Accounts
	(1)  John B. Smith,
		Cust. f/b/o John B. Smith, Jr. UGMA		John B. Smith
	(2) John B. Smith 		John B. Smith, Jr., Executor


PROSPECTUS/PROXY STATEMENT DATED [                         ] ,1997

Acquisition Of The Assets Of

 INCOME RETURN ACCOUNT PORTFOLIO
a separate investment portfolio of

SMITH BARNEY FUNDS, INC.
388 Greenwich Street
New York, New York 10013
(800) 224-7523

By And In Exchange For Class A Shares Of

CASH PORTFOLIO
a separate investment portfolio of
SMITH BARNEY MONEY FUNDS, INC.
388 Greenwich Street
New York, New York 10013
(800) 224-7523
This Prospectus/Proxy Statement is being furnished to shareholders of
Smith Barney Funds, Inc. ("Smith Barney Funds") on behalf of its Income Return Account Portfolio (the "Acquired Fund") in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on October 17, 1997 at 10:00 a.m. (the "Meeting"), at 388 Greenwich Street, 22nd Floor, New York, New York or any adjournment or adjournments thereof
The plan provides for all or substantially all of the assets of the
Acquired Fund to be acquired by Smith Barney Money Funds, Inc. ("Smith Barney Money Funds") on behalf of its Cash Portfolio (the "Acquiring Fund") in exchange for Class A shares of the Acquiring Fund and the assumption by Smith Barney Money Funds on behalf of the Acquiring Fund of certain liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"); (the Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund"). Following the Reorganization, shares of the Acquiring Fund would be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and the Acquired Fund would be liquidated. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate value of such shareholder's shares of the Acquired Fund. Shareholders of the Acquired Fund will receive Class A shares of the Acquiring Fund. This transaction will be subject to Federal income taxes.
The Acquiring Fund is a portfolio of Smith Barney Money Funds, a money market fund that invests in high quality money market instruments. Other portfolios of Smith Barney Money Funds are the Government Portfolio and the Retirement Portfolio. Smith Barney Mutual Funds Management Inc. ("SBMFM") manages the day-to-day operations of the Acquiring Fund. SBMFM is a subsidiary of Smith Barney Holdings Inc., which is a subsidiary of Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in the business of life and property and casualty insurance services, investment services and consumer finance services.
The investment objectives of the Acquiring Fund are substantially similar to those of the Acquired Fund. The Acquiring Fund's investment objective is maximum current income and preservation of capital. The Acquired Fund seeks high current income from a portfolio of high quality debt obligations while employing an immunization strategy to minimize the risk of loss of account value. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.
This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that
a prospective investor should know before investing.   Certain relevant
documents listed below, which have been filed with the Securities and Exchange
Commission ("SEC"), are incorporated in whole or in part by reference.   A
Statement of Additional Information dated [___________] , 1997, relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.
1. 	The Prospectus of Smith Barney Money Funds, Inc. dated April 30,
1997, is incorporated in its entirety by reference and a copy is included herein.
Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.
The shares of the Acquiring Fund are not insured or guaranteed by the U.S. Government. There is no assurance that the Acquiring Fund will be able to maintain a stable net asset value of $1.00 per share.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


TABLE OF CONTENTS
	Page
Summary
Reasons for the Reorganization
Information about the Reorganization
Comparison of Investment Objectives and Policies
Information on Shareholders' Rights
Additional Information about Smith Barney Money Funds, Inc. and
Smith Barney Funds, Inc. - Income Return Account Portfolio .
Other Business
Voting Information
Financial Statements and Experts
Legal Matters
Exhibit A: Agreement and Plan of Reorganization




ADDITIONAL MATERIALS

The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated [ ________], 1997 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

1.	Statement of Additional Information of Smith Barney Money Funds,
Inc. dated April 30, 1997.

2.	Statement of Additional Information of Smith Barney Funds, Inc.
dated April 30, 1997.

3.	Annual Report of Smith Barney Money Funds, Inc. for the fiscal year ended December 31, 1996.

4.	Annual Report of Smith Barney Funds, Inc. for the fiscal year ended December 31, 1996.

5.	Semi-Annual Report of Smith Barney Money Funds, Inc. for the six
month period ended June 30, 1996.

6. 	Semi-Annual  Report of Smith Barney Funds, Inc. for the six month period ended June 30, 1996.


 FEE TABLES

	Followings are tables showing the current costs and expenses of the Cash and the Income Return Account Portfolio and the Pro Forma costs and expenses expected to be incurred by the Cash Portfolio after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption:

						CLASS A 	CLASS A
						SHARES	SHARES
						Cash 		Income Return 	Pro Forma**
						Portfolio	Account Portfolio
Shareholder Transaction Expenses
	Maximum sales charge
imposed on purchases 			  None		        2.00%
	    None
		(as a percentage of
		offering price)
	Maximum CDSC
		(as a percentage of  		  None
None*		     None
		original cost or redemption
		proceeds, whichever is lower)





Annual Portfolio Operating Expenses
		(as a percentage of average
		net assets)
	Management fees			  0.40%		      0.45%
0.40%
	12b-1 fees				  0.10		      None
0.10
	Other expenses 				  0.12		      0.81
0.12

						______		________
	_______
Total Portfolio Operating Expenses		  0.62%		      1.26%
0.62%

______________________

*Purchases of Class A shares, which equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase.

**The pro forma financial figures are intended to provide shareholders information about the continuing impact of the Reorganization as if the Reorganization had taken place as of January 1, 1997.


CLASS A
CLASS C

						Shares		Shares
						Cash 		Income Return 	Pro Forma **
						Portfolio	Account Portfolio
Shareholder Transaction Expenses
	Maximum sales charge
	imposed on purchases  			  None		   None
	  None
		(as a percentage of
		offering price)
	Maximum CDSC
		(as a percentage of 		  None		   1.00%
None
	original cost or redemption
		proceeds, whichever is lower)


Annual Portfolio Operating Expenses
		(as a percentage of average
		net assets)
	Management fees 			  0.40%		   0.45%		  .40%
	12b-1 fees				  0.10		   0.35*
 .10
	Other expenses 				  0.12		   0.80
	  .12


Total Portfolio Operating Expenses		    .62%		  1.60%**
 .62%

______________________
*Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

**The pro forma financial figures are intended to provide shareholders information about the continuing impact of the Reorganization as if the Reorganization had taken place as of January 1, 1997.


Examples

	The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.

				1 Year		3 Years	5 Years		10
Years
An investor would pay the following
expenses on a $1,000 investment,
assuming (1) 5.00% annual return
and (2) redemption at the end of
each time period:

Cash Portfolio	Class A				$ 6		$ 20		$ 35
	$ 77
Income Return Account Portfolio Class A	 33		   59		   88
169
Income Return Account Portfolio Class C	 26		   50	                87
		 190
Pro Forma					   6		    20		   35
77


			1 Year		3 Years		5 Years		10
Years
An investor would pay the following
expenses on the same annual return
and no redemption:


Cash Portfolio Class A				$ 6		$ 20		$ 35
	$ 77
 Income Return Account Portfolio Class A	 33		   59		   88
169
 Income Return Account Portfolio Class C	 16		   50	    	   87
190
Pro Forma					   6		   20		   35		   77

	The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Portfolio's actual return will vary and may be greater or less than 5.00%. These examples should not be considered representations of past or future expenses and actual expenses may be greater or less than those shown.



SUMMARY
This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Agreement and Plan of Reorganization, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, the accompanying Prospectus of the Acquiring Fund dated April 30, 1997 and the Prospectus of the Acquired Fund dated April 30, 1997.
Proposed Reorganization.   The Plan provides for the transfer of all or
substantially all of the assets of the Acquired Fund to Smith Barney Money Funds on behalf of the Acquiring Fund in exchange for Class A shares of the Acquiring Fund and the assumption by Smith Barney Money Funds on behalf of the Acquiring Fund of certain liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired
Fund's shareholders in liquidation of the Acquired Fund.   (The foregoing
proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization."). As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares
of the Acquiring Fund.   Shareholders of the Acquired Fund will receive Class
A shares of the Acquiring Fund.
For the reasons set forth below under "Reasons for the Reorganization,"
the Board of Directors of the Acquired Fund, including the Directors of the Acquired Fund (the "Independent Directors") who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has
submitted the Plan for approval by the Acquired Fund's shareholders.   The
Board of Directors of Smith Barney Money Funds has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.
Approval of the Reorganization will require the vote of a majority of the total votes cast at a meeting of shareholders, at which a quorum is present, by the holders of shares present in person or represented by proxy
and entitled to vote on such action.   The presence in person or by proxy of
the holders of record of a majority of the shares of the capital stock issued and outstanding and entitled to vote, constitutes a quorum at shareholder meetings. See "Voting /Information."
Tax Consequences. This transaction will be subject to Federal income taxes. See "Information About the Reorganization- Federal Income Tax Consequences."
Investment Objectives and Policies The Acquired Fund and the Acquiring
Fund have substantially similar investment objectives, policies and restrictions. The Acquired Fund seeks high current income for its shareholders and employs an immunization policy to minimize the loss of account value. The Acquiring Fund seeks maximum current income and preservation of capital. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."
	Exchange Privileges. Shareholders of the Acquiring and the Acquired Funds are entitled to exchange their shares for shares of the same class of certain funds of the Smith Barney Mutual Funds to the extent shares are offered for sale in the shareholder's state of residence. As part of the Reorganization, each shareholder of the Acquired Fund will become the owner of Class A shares of the Acquiring Fund and will be entitled to exchange such shares for Class A shares of other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or loss under federal income tax provisions.
Dividends.  The Acquiring Fund declares a dividend of substantially all of its net investment income dividends daily and pays income dividends monthly. Net investment income includes interest accrued and discount earned and all short-term realized gains and losses on portfolio securities and is
less premium amortized and expenses accrued.   Long-term capital gains, if
any, are distributed annually. The Acquired Fund declares monthly income dividends and makes annual distributions of capital gains, if any.
Unless a shareholder of the Acquired Fund has elected to receive dividends and capital gains distributions in cash, dividends and capital gains distributions are reinvested automatically in additional shares of the Acquired Fund. Similarly, income dividends paid by the Acquiring Fund are automatically reinvested in shares of the Acquiring Fund unless a shareholder has elected to receive distributions in cash. Acquired Fund shareholders who have elected to receive dividends and distributions in cash will continue to
receive distributions in such manner from the Acquiring Fund.   Subsequent to
the Reorganization, such Acquired Fund shareholders may elect at any time to have their dividends and distributions reinvested automatically in additional
shares of the Acquiring Fund by contacting their financial consultant.   See
"Dividends, Automatic Reinvestment and Taxes" in the accompanying Prospectus of Smith Barney Money Funds.
Purchase and Redemption Procedures.   Purchases of shares of the
Acquiring Fund may be made through a brokerage account maintained with Smith Barney or with a broker that clears securities transactions through Smith Barney on a fully disclosed basis. Class A shares of the Acquiring Fund are not subject to an initial sales charge. Class A shares of the Acquired Fund are sold subject to a maximum initial sales charge of 2.00% of the public offering price. Purchases of Class A shares of both the Funds which equal or exceed $500,000 in the aggregate, are made at net asset value with no sales charge, but are be subject to a CDSC of 1.00% on redemptions within 12 months. Class C shares of the Acquired Fund are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares, and a CDSC payable upon certain redemptions.
Class A shares of both Funds, except as set forth in the preceding paragraph, may be redeemed, at their respective net asset values per share next determined without charge. Class C shares of the Acquired Fund may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shareholders of either Fund may redeem their shares on any day such Fund calculates its net asset value. Redemption requests received prior to the close of regular trading on the New York Stock Exchange ("NYSE") with respect to the Acquired Fund, or before 12 noon New York City time with respect to the Acquiring Fund, are priced at the net asset value per share determined on that day; otherwise, redemption requests are priced at the net asset value as next determined. See "How to Redeem Shares" in the accompanying Prospectus of Smith Barney Money Funds.
Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to the transfer agent, First Data Investor Services Group, Inc. ("First Data"). See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.
Shareholders' Voting Rights. Shareholders of the Acquired Fund and the Acquiring Fund have similar voting rights. For example, neither Smith Barney Funds nor Smith Barney Money Funds, Inc. holds meetings of shareholders annually, and there is normally no meeting of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been elected by shareholders. In addition, under the laws of the State of Maryland, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of
the assets of the Acquired Fund by another entity.   Shareholders of the
Acquired Fund may, however, redeem their shares at net asset value prior to
the date of Reorganization.   See "Information on Shareholder Rights."
RISK FACTORS
 Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, an investment in the Acquiring Fund involves investment risks that are substantially similar to those of the
Acquired Fund.   For a full description of the risks involved in investing in the Acquiring Fund, refer to "Investment Objectives and Policies" in the accompanying Prospectus of the Acquiring Fund.
REASONS FOR THE REORGANIZATION

The Board of Directors of the Acquired Fund has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have substantially similar investment objectives, substantially similar investment policies and the same Manager and shareholder servicing agent. In reaching this conclusion, the Board considered a number of factors as described below.

The Directors considered the fact that the Acquired Fund's assets have been declining since 1993 which has resulted in the Acquired Fund not having sufficient assets to justify maintaining it as a stand-alone fund. Specifically, while much of the Acquired Fund's fixed costs have remained constant since 1993, the Acquired Fund's assets (for all classes of shares) have declined from over $60 million at year end 1993, to approximately $25 million at year end 1994, to under $ 20 million at year end 1995, and to under $18 million at year end 1996. This is in contrast to the assets of the Acquiring Fund which were over $27 billion at the end of 1996.

 	Smith Barney Mutual Funds Management Inc.
(the "Manager") also informed the Directors that since 1993, when the Acquired Fund assets began to decline, the Acquired Fund's investment style has been significantly inhibited and it has become increasingly difficult to provide competitive returns. The Directors also considered that the Reorganization would permit the shareholders of the Acquired Fund to pursue substantially the same investment goals in a larger fund. A larger fund should enhance the ability of the Manager to effect securities transactions on more favorable terms and give the Manager greater investment flexibility and the ability to select a larger number of securities , with the attendant benefits of increased diversification.

	The Board Members were also presented with financial information as of the year end December 31, 1996, which indicated that the total expenses of the Acquired Fund's classes were substantially higher than the total expenses of the Acquiring Fund (i.e., 1.26% for Class A shares of the Acquired Fund and 1.60% for Class C shares of the Acquired Fund as compared to .62% for Class A shares of the Acquiring Fund). Pro Forma information for the combined fund (assuming the same level of assets as of December 31, 1996) also indicates that the expense ratio of the Acquired Fund's shares would substantially decrease after the Reorganization (0.64% with respect to the Class A shares and 0.98% with respect to the Class C shares). The Directors were also informed that in 1997 Smith Barney has been subsidizing the Acquired Fund by waiving its management fee, and absorbing expenses.

	Finally, the Board Members considered that if interest rates stay at their current levels the Acquired Fund's yield could drop below money market fund rates.

	In light of the foregoing, the Directors of the Acquired Fund, including the non-interested Directors, have determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Directors have also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.
	The Directors have also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. Among other reasons, the Directors believe that: (1) the impact of the Reorganization on the current expenses of the Acquiring Fund will be minimal; and (2) the portfolio securities will be acquired without any cost to the Acquiring Fund. Accordingly, the Directors of the Acquiring Fund, including a majority of the non-interested Directors, determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders will not be diluted as a result of the Reorganization.

INFORMATION ABOUT THE REORGANIZATION
Plan of Reorganization.  The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that Smith Barney Money Funds on behalf of the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Money Funds on behalf of the Acquiring Fund of certain liabilities of the Acquired Fund on October 24, 1997 or such later date as may be agreed upon by the parties (the "Closing Date").
Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. New York
City time, on the Closing Date.   The Acquiring Fund will deliver to the
Acquired Fund for distribution to the Acquired Fund shareholders the number of Class A shares of the Acquiring Fund, including fractional Class A shares, determined by dividing the value of the Acquired Fund's net assets attributable to shares of the Acquired Fund held by shareholders by the net asset value of one Class A share of the Acquiring Fund determined by dividing the value of the Acquired Fund's net assets attributable to shares of the Acquired Fund by the net asset value of one Class A share of the Acquiring
Fund.   The net asset value per share will be determined by dividing assets, less liabilities, by the total number of outstanding shares and will be computed as of the close of regular trading on the NYSE with respect to the
Funds, both on the Closing Date.   Assuming that the net asset value of each
Fund on the Closing Date is $1.00 per share, shareholders of the Acquired Fund will receive one Acquiring Fund share for each Acquired Fund share held on the Closing Date.
The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in their respective Prospectuses to determine the value of their respective portfolio securities and to determine the aggregate value of each
Fund's portfolio.   The method of valuation employed will be consistent with
the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.
At or prior to the Closing Date, the Acquired Fund will and the
Acquiring Fund may declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the period ending on or prior
to the Closing Date.   In addition, the Acquired Fund's dividend will include
its net capital gains realized in the period ending on or prior to the Closing Date (after reductions for any capital loss carryforward).
As soon after the Closing Date as conveniently practicable, the Acquired
Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of
the Acquiring Fund received by the Acquired Fund.   Shareholders of the
Acquired Fund will receive Class A shares of the Acquiring Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records
of the Acquiring Fund's transfer agent.   Each account will represent the
respective pro rata number of full and fractional shares of the Acquiring Fund
due to each of the Acquired Fund's shareholders.   After such distribution and
the winding up of its affairs, the Acquired Fund will be liquidated.
The consummation of the Reorganization is subject to the conditions set
forth in the Plan.   Notwithstanding approval of the Acquired Fund's
shareholders, the Plan may be terminated at any time at or prior to the Closing Date by (1) mutual agreement of Smith Barney Funds and Smith Barney Money Funds or (2) by either party to the Plan upon a material breach by the other party of any representation, warranty or agreement contained therein. Pursuant to the Acquired Fund's Bylaws, approval of the Reorganization will require a vote of a majority of the total votes cast at a meeting of shareholders at which a quorum is present by holders of shares present in person or represented by proxy and entitled to vote on such action., Description of the Acquiring Fund 's Shares. Full and fractional shares of common stock of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the
Acquiring Fund's Prospectus.   Generally, the Acquiring Fund does not issue
share certificates to shareholders unless a specific request is submitted to
the Acquiring Fund's transfer agent.   See "Information on Shareholders'
Rights" and the Prospectus of Smith Barney Money Funds for additional information with respect to the shares of the Acquiring Fund.
Federal Income Tax Consequences
The Reorganization will be treated for Federal income tax purposes as a taxable disposition by the Acquired Fund of its assets in exchange for shares of the Acquiring Fund (and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund), followed by a liquidating distribution by the Acquired Fund of shares of the Acquiring Fund.
The Acquired Fund will recognize gain or loss on the taxable disposition of its assets, but will receive a dividends paid deduction in respect of the liquidating distribution and will therefore not be subject to Federal income tax as a result of the Reorganization. The Acquiring Fund will take a fair market value basis in the assets received from the Acquired Fund.
Shareholders of the Acquired Fund will recognize gain or loss on the liquidating distribution of shares of the Acquiring Fund equal to the excess of the fair market value of the Acquiring Fund received over their basis in the Acquired Fund shares exchanged therefor. Such gain or loss will be a capital gain or loss if the shareholder is treated as holding shares in the Acquired Fund for more than one year. Shareholders of the Acquired Fund will take a fair market value basis in the shares of the Acquiring Fund. Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their
individual circumstances.   Since the foregoing discussion only relates to the
Federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.
Capitalization.  The following table shows the capitalization of the
Acquiring Fund and the Acquired Fund as of           , 1997, and on a pro
forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.



Smith Barney
Money
Funds-Cash
Portfolio
 .Smith .Barney Funds-Income
Return Account Portfolio

Pro Forma for
Reorganization




Class A
Shares
(Unaudited)
Class A
Shares
(Unaudited)
Class C Shares
(Unaudited)

Class A
Shares
(Unaudited)



Net assets.............	$
Net asset value
    per share
Shares
    outstanding......






As of the Record Date, there were ______________outstanding Class A shares and ________________outstanding Class C shares of the Acquired Fund and_____ outstanding Class A shares of the Acquiring Fund. As of the Record Date, the officers and Directors of Smith Barney Funds beneficially owned as a group less than 1 % of the outstanding shares of the Acquired Fund. Except as set forth below, to the best knowledge of the Directors of Smith Barney Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) owned beneficially or of record 5% or more of a Class of shares of the Acquired Fund. As of the Record Date, the officers and Directors of Smith Barney Money Funds beneficially owned as a group less than 1% of the outstanding shares of the Acquiring Fund. Except as set forth below, to the best knowledge of the Directors of Smith Barney Money Funds, as of the Record Date, no shareholder or group (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the Acquiring Fund.


Name and Address

Fund and Class
Percentage of Class
Owned of Record or
Beneficially As of
the Record Date

Upon Consummation
of the
Reorganization


INFORMATION ABOUT THE ACQUIRING FUND

Management's Discussion and analysis of Market Conditions and Portfolio Review (through December 31, 1996)

Performance Summary

The chart below provides the yields for the Cash Portfolio of the Smith Barney Money Funds for the seven-day period ended December 31, 1996.

Smith Barney Money Funds Class A Shares Yield (

Portfolio
Seven  Day Yield
Effective Yield*

Cash........................
 ..........................
4.90%
5.02%

*Assumes dividends are reinvested.


	Asset Growth: Because the Federal Reserve Board (Fed) has kept the federal funds rate (the benchmark of short-term interest rates and the rate banks charge each other for overnight loans) unchanged at 5.25% since January 1996, the interest rate environment for the past year had little impact on the returns for money market funds. Nevertheless, the growth in 401(k) retirement plans, new money from insured, fixed-rate bank products and the relatively attractive returns for money funds compared to bond fund returns have produced another year of double-digit asset growth for the money fund industry. During 1996, assets under management in the Cash Portfolio rose 19.5%.

	Market Update and Outlook: 1996 posed a dilemma for both the Fed and investors because of widespread expectations that the Fed would raise short-term interest rates. Instead, the Fed chose to remain on the sidelines and left interest rates unchanged. The last Fed action came in January 1996 when it lowered the federal funds rate from 5.50% to 5.25%. However, despite making few changes to its existing policy, the Fed has signaled that it will not hesitate to raise interest rates should any signs of inflationary pressures emerge.

	During the third quarter, U.S. economic growth, as measured by Gross Domestic Product ("GDP"), rose at a 2.1% annual rate after the second quarter's 4.7% annual rate. Most of this increase in GDP came not from higher consumer spending but from a build-up in inventories. This was a departure since U.S. economic growth in recent quarters has primarily come from investments by businesses and consumers. The fixed income markets generally performed better in the fourth quarter due to modest U.S. economic growth, little or no inflation, positive job growth in line with market expectations and generally upbeat consumers.

	The yet-to-be released fourth quarter GDP is expected to show above average trend growth with estimates ranging from 3.3% to 4.7%. Most of that strength is predicted to come from exports and overall good Christmas sales.

	In our view, the U.S. economy appears to be operating at a sustainable level. Inventories are under control and real estate prices are fairly stable. Although job creation remains strong, many U.S. consumers have started to save more and consumer spending has slowed down from early 1996. Given these conditions, we do not believe a recession is likely. However, given the fact that the U.S. economy is now in its sixth year of expansion, it is less likely that the economy can continue to post two or three quarters of 3.5% growth; a scenario which would worry the Fed and cause it to tighten monetary policy.

	In light of the current state of the U.S. economy, we believe short-term interest rates will stay in a narrow trading range over the next few months.
Fed Chairman Alan Greenspan's widely circulated comments about too much speculation in the equity market suggest to us that the Fed is uncomfortable with the stock market's historically high levels and will monitor the situation closely in the months ahead.

Investment Strategy

	During the Smith Barney Money Funds' fiscal year ended December 31, 1996, the average life of the Cash Portfolio ranged from 70 to 85 days .
	Over the near term, we expect to maintain a 60 to 70 day average life for the Cash Portfolio as data regarding the pace of U.S. economic growth and inflation is released. In terms of the composition of the Cash Portfolio, we have increased our governments and agencies exposure to roughly 10% and increased our holdings in asset-backed commercial paper from 10% to 15% since the issuance of corporate and industrial paper has been declining. Most corporations continue to be cash rich and mergers have reduced the number of names from our approved list of issuers.

INFORMATION ABOUT THE ACQUIRED FUND (through 12/31/96)
Market Overview

	In our view, one of the most important events for the market in 1996 was the unexpected strength of the U.S. economy during the first half of the year and weaker economic growth during the second half. In addition to President Clinton's re-election and Congress maintaining its Republican majority, other significant market events in 1996 include the U.S. Treasury's plans to introduce inflation-indexed securities, the Boskin Report that suggests inflation may be roughly 1% lower than previously reported, and Russian President Boris Yeltsin surviving both medically and politically.

Income Return Account Portfolio
Performance and Investment Strategy

	For the year ended December 31, 1996, the Income Return Account Portfolio's Class A shares had a total return of 4.08% and underperformed versus the 5.67% total return for the Salomon Brothers One-Year Treasury Index over the same period. In addition, over the past twelve months, the Portfolio distributed dividends totaling $0.47 per Class A share.

	The Income Return Account invests in money market instruments to help provide stability, and in longer-term securities (not to exceed five years for U.S. Government securities, and three years for corporate debt obligations) to provide enhanced return. For defensive purposes, the Portfolio also employs an immunization strategy. (The Portfolio's immunization strategy involves the use of proprietary technology that helps provide support to the manager in avoiding negative quarterly returns.) While minor day-to-day price fluctuations are unavoidable, this strategy should produce sufficient income during adverse market conditions to offset any potential decline in the prices of the Portfolio's longer term securities. In extremely uncertain or volatile periods of interest rates, it is possible for the Portfolio to be fully invested in short-term money market instruments. Unlike money market funds, which generally seek to maintain a stable net asset value (NAV) of $1.00 per share, the Income Return Account Portfolio's NAV does fluctuate with market conditions.

	Volatility in the market and the speed of that volatility has risen during the reporting period. In our view, a primary factor behind this higher (and faster) volatility has been the increasingly important market influence of hedge funds, foreign investors and central banks. In this type of environment, the Portfolio's immunization strategy, although challenged, has enabled the Portfolio to avoid quarterly negative returns this past year.





------------------------------------------------------------------------------
--
Historical Performance -- Class A Shares
------------------------------------------------------------------------------
--

               Net Asset Value
               ----------------
               Beginning  End         Income      Capital Gain      Total
Year Ended     of Year  of Year      Dividends    Distributions    Returns(1)
=============================================================================
12/31/96       $13.59   $13.24       $ 0.86          $0.00           3.97%
-----------------------------------------------------------------------------
12/31/95        12.50    13.59         0.92           0.00          16.52
-----------------------------------------------------------------------------
12/31/94        13.66    12.50         0.91           0.05          (1.48)
-----------------------------------------------------------------------------
12/31/93        13.87    13.66         0.98           0.11           6.40
-----------------------------------------------------------------------------
12/31/92        14.10    13.87         1.08           0.08           6.85
-----------------------------------------------------------------------------
12/31/91        13.22    14.10         1.13           0.05          16.29
-----------------------------------------------------------------------------
12/31/90        13.17    13.22         1.18           0.00           9.95
-----------------------------------------------------------------------------
12/31/89        12.56    13.17         1.21           0.00          15.11
-----------------------------------------------------------------------------
12/31/88        12.68    12.56         1.20           0.00           8.72
-----------------------------------------------------------------------------
12/31/87        13.89    12.68         1.31           0.24           2.67
=============================================================================
Total                                $10.78          $0.53
=============================================================================

------------------------------------------------------------------------------
--
Historical Performance -- Class C Shares
------------------------------------------------------------------------------
--

                        Net Asset Value
                       ------------------
                       Beginning    End     Income    Capital Gain     Total
Year Ended              of Year   of Year  Dividends  Distributions
Returns(1)
==============================================================================
==
12/31/96                $13.58     $13.23    $0.80        $0.00          3.49%
------------------------------------------------------------------------------
--
12/31/95                 12.50      13.58     0.87         0.00         15.93
------------------------------------------------------------------------------
--
12/31/94                 13.66      12.50     0.83         0.04         (2.11)
------------------------------------------------------------------------------
--
12/31/93                 13.86      13.66     0.88         0.11          5.74
------------------------------------------------------------------------------
--
Inception*-12/31/92      14.01      13.86     0.30         0.00          1.07+
==============================================================================
==
Total                                        $3.68        $0.15
==============================================================================
==


3


------------------------------------------------------------------------------
--


IT IS THE FUND'S POLICY TO DISTRIBUTE DIVIDENDS MONTHLY AND CAPITAL GAINS, IF ANY, ANNUALLY.

------------------------------------------------------------------------------
--
Average Annual Total Return
------------------------------------------------------------------------------
--

                                            Without Sales Charge(1)
                              ------------------------------------------------
-
                             	 Class A	 Class C
==============================================================================
=
Year Ended 12/31/96             3.97%      3.49%
------------------------------------------------------------------------------
-
Five Years Ended 12/31/96       6.29        N/A
------------------------------------------------------------------------------
-
Ten Years Ended 12/31/96        8.35        N/A
------------------------------------------------------------------------------
-
Inception* through 12/31/96     9.57         5.73
==============================================================================
=
                                            Without Sales Charge(2)
                              ------------------------------------------------
-
                              		Class A 	Class C
==============================================================================
=
Year Ended 12/31/96             (0.71)% 		2.52%
------------------------------------------------------------------------------
-
Five Years Ended 12/31/96        5.33        	N/A
------------------------------------------------------------------------------
-
Ten Years Ended 12/31/96         7.85        	N/A e
------------------------------------------------------------------------------
-
Inception* through 12/31/96      9.16        	5.73
==============================================================================
=

4



------------------------------------------------------------------------------
--
Cumulative Total Return
------------------------------------------------------------------------------
--

                                                         Without Sales
Charge(1)
==============================================================================
==
Class A (12/31/86 through 12/31/96)                             122.92%
------------------------------------------------------------------------------
--

Class C (Inception* through 12/31/96)                            25.52
------------------------------------------------------------------------------
--

(1) Assumes reinvestment of all dividends and capital gain distributions, if any, at net asset value and does not reflect the deduction of the applicable sales charges with respect to Class A shares or the contingent deferred sales charges ("CDSC") with respect to Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions, if any, at net asset value. In addition, Class A shares reflect the deduction
     of the maximum initial sales charge of 4.50%;
     Class C shares reflect the deduction of a 1.00% CDSC, which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A, and C shares are October 9, 1984 and December 2, 1992, respectively.

+ Total return is not annualized, as it may not be representative of the total return for the year.


COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

	The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions sections of the prospectuses of Smith Barney Money Funds and the Acquired Fund. For a full discussion of the investment objectives, policies and restrictions of the Acquiring Fund, refer to the Prospectus of Smith Barney Money Funds, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objectives and Policies," and for a discussion of these issues as they apply to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objective and Management Policies."
Investment Objectives.  The Acquired Fund and the Acquiring Fund have
substantially similar investment objectives.   The Acquired Fund seeks high
current income from a portfolio of high quality debt obligations and employs
an immunization strategy to minimize the risk of loss of account value.   The
Acquiring Fund is a money market fund that seeks maximum current income and preservation of capital. There can be no assurance that either Fund will be able to achieve its investment objectives. Both the Acquiring Fund and the Acquired Fund's investment objectives are considered fundamental policies which cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the respective Fund, which is the lesser of: (i) 67% of the voting securities of the Fund present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities of such Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such Fund.
Primary Investments.  The Acquiring Fund seeks to achieve its objectives by investing in U.S. Government obligations and related repurchase agreements, bank obligations and high quality commercial paper, corporate obligations and
municipal obligations (as such instruments are described below).   The
Acquiring Fund's investments are limited to United States dollar-denominated instruments that have received the highest rating from (a) any two nationally recognized statistical rating organizations ("NRSRO") that have issued a rating with respect to a security or class of debt obligations of an issuer or
(b) one NRSRO, if only one NRSRO has issued a rating at the time that the Fund acquires a security.
The Acquired Fund attempts to achieve its investment objective by
investing in  U.S.   Government Obligations and repurchase agreements,
bankers' acceptances, certificates of deposit, securities backed by letters of credit, commercial paper rated A-1 by Standard & Poor's Rating Agency (S&P) or by Moody's Investors Service, Inc. ("Moody's") and notes and bonds, including floating rate issues, rated A or better by S&P or by Moody's, or if not rated, of comparable quality as determined by the Manager.
 Smith Barney Money Funds has adopted certain investment policies to assure that, to the extent reasonably possible, the Acquiring Fund's price per share will not change from $1.00, although no assurance can be given that this goal will be achieved on a continuous basis. Smith Barney Money Funds uses "the amortized cost method" for valuing securities which involves valuing a security at its cost at the time of purchase and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of any impact of fluctuating interest rates on the market value of the instrument. The purpose of such valuation method is to attempt to maintain a constant net asset value per share and it is expected that the price of the
Fund will remain at $1.00.   Although there is no assurance that at some
future date there will not be a rapid change in interest rates, a default by an issuer or some other event that could cause the Acquiring Fund's price per share to change from $1.00, in order to minimize fluctuations in market price, the Acquiring Fund will not purchase a security with a remaining maturity of greater than 13 months or maintain a dollar weighted average portfolio maturity in excess of 90 days.
The following is a description of the types of money market instruments in which the Acquiring and the Acquired Funds may invest:
U.S. Government Obligations Both Funds may invest in U. S. Government Obligations. The Acquiring Fund may invest in obligations issued or guaranteed as to payment of principal and interest by the U.S. Government (including Treasury bills, notes and bonds) or by its agencies and instrumentalities (such as the Government National Mortgage Association Bank for Cooperatives, Federal Land Banks, Federal Intermediate Credit Banks and the Federal National Mortgage Association). Some of these securities (such as Treasury bills) are supported by the full faith and credit of the U.S. Treasury; others (such as obligations of the Federal Home Loan Bank) are supported by the right of the issuer to borrow from the Treasury; while still others (such as obligations of the Student Loan Marketing Association) are supported only by the credit of the instrumentality. Similarly, the Acquired Fund invests in U.S. Obligations guaranteed as to payment of principal and interest by one of its agencies.(such as the Government National Mortgage Association) or others (such as obligations of the Student Loan Marketing Association) that are supported only by the credit of the instrumentality, and direct obligations of the U.S. Treasury (including Treasury bills, notes and bonds) and others (such as obligations of the Federal Home Loan Bank) that are supported by the right of the issuer to borrow from the Treasury.
Repurchase Agreements.   Both Funds may enter into repurchase agreement
transactions (typically the acquisition of an underlying security for a relatively short period of time (usually not more than one week) subject to an obligation of the seller to repurchase, and the Fund to resell, the security at an agreed upon price and future date (normally the next business day) with any broker/dealer or other financial institution, including the Fund's custodian, that is deemed creditworthy by the Manager, under guidelines approved by the Funds' Board of Directors). The Acquiring Fund, as a matter of fundamental policy, may not enter into a repurchase agreement if, as a result thereof, more than 10% of its total assets at that time would be invested in repurchase agreements maturing in more than seven days. The Acquired Fund has a similar restriction limiting investment in repurchase agreements maturing in more than seven days and any other illiquid assets to 15% of total assets. Reverse Repurchase Agreements. The Acquired Fund is permitted to invest up to 1/3 of its total assets in reverse repurchase agreements although the policy has been to limit such investments to no more than 5% of the Acquired Fund's net assets.
Commercial Paper. Both Funds may invest in commercial paper.  The
Acquired Fund may invest in commercial paper rated A-1 by S&P or Prime-1 by Moody's. The Acquiring Fund may invest in promissory notes that have received the highest rating from the requisite NRSRO for short-term debt securities or comparable unrated securities and without limit in the commercial paper of foreign issuers.
Corporate Obligations. The Acquiring Fund may invest in obligations of corporations (1) rated AA or better by the requisite NRSRO or (2) issued by an issuer that has a class of short-term debt obligations that are comparable in priority and security with the obligation and that have been rated in one of the two highest rating categories for short-term debt obligations. The Acquiring Fund will invest only in corporate obligations with remaining maturities of 13 months or less.
Bank Obligations.   Both Funds may invest in bank obligations. The
Acquiring Fund may invest in obligations (including certificates of deposit ("CDs"), bankers' acceptances and fixed time deposits ("TDs")) and securities backed by letters of credit of U.S. banks or other U.S. financial institutions that are members of the Federal Reserve System or the Federal Deposit Insurance Corporation ("FDIC") (including obligations of foreign branches of such members) if either: (a) the principal amount of the obligation is insured in full by the FDIC or (b) the issuer of such obligation has capital, surplus and undivided profits in excess of $100 million or total assets of $l billion (as reported in its most recently published financial statements prior to the
date of investment).   The Acquired Fund may also invest in obligations
(including CDs, and bankers' acceptances and securities backed by letters of credit). The Acquiring Fund intends to limit its investment in fixed time deposits maturing from two business to seven calendar days to 10% of its total assets and to maintain at least 25% of its total assets in obligations of domestic and foreign banks.
High Quality Municipal Obligations.   The Acquiring Fund may invest in
debt obligations of states, cities, counties, municipalities, municipal agencies and regional districts rated SP-1+ or A-1 or AA or better by S&P or MIG 2, VMIG 2 or Prime-l or Aa or better by Moody's or, if not rated, determined by the Manager to be of comparable quality. At certain times, supply/demand imbalances in the tax-exempt market cause municipal obligations to yield more than taxable obligations of equivalent credit quality and maturity length. The purchase of these securities could enhance the Acquiring Fund's yield. The Acquiring Fund will not invest more than 10% of its total assets in municipal obligations.
Notwithstanding the permitted investments described above, Smith Barney
Money Funds is a money market fund and, as such, is subject to the requirements of Rule 2a-7 under the 1940 Act ("Rule 2a-7"). Under Rule 2a-7, money market funds, other than tax-exempt money market funds which have separate guidelines, are also required to meet certain diversification tests. Investments in the securities of any one issuer (other than U.S. Government securities) generally may not exceed 5% of a fund's total assets..
Investment Restrictions. Each Fund has adopted the following investment restrictions for the protection of shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the respective Fund.
1.  The Acquired Fund may not purchase common stocks,
preferred stocks, warrants, other equity securities or municipal obligations.
2.	Neither Fund may borrow money except from banks for
temporary purposes, in an amount not to exceed 10% of the value of its total assets and may pledge up to 10% of the value of its assets to secure such borrowings.  The Funds will only borrow money to accommodate requests for redemption of shares while effectuating an orderly liquidation of portfolio securities or to clear securities transactions and not for leveraging purposes.
Whenever borrowings exceed 5% of the value of the Acquiring Fund's total assets, the Acquiring Fund will not make additional
investments.  This restriction does not prohibit the Acquired Fund from entering into reverse repurchase agreements so long as not more than 33 1/3 of the Acquired Fund's total assets are subject to such agreements.
3.	Neither Fund may sell securities short.  The Acquired
Fund may not purchase securities on margin.
4.	Neither Fund may write or purchase put or call
options.
5.	The Acquired Fund may not underwrite the securities of
other issuers or knowingly purchase securities subject to
restrictions on disposition under the Securities Act of 1933
("restricted securities").
6.	Neither Fund may purchase or sell real estate (except
the Acquired Fund may purchase mortgage related securities issued or guaranteed by the U.S. Government agencies or
instrumentalities), commodities (and, with respect to the Acquired
Fund, commodity futures contracts) or oil and gas interests.
7.	Neither Fund may make loans to others, except through
the purchase of qualified debt obligations and entry into
repurchase agreements, each as described above under "Comparison of Investment Objectives and Policies" except that each Fund may purchase and simultaneously resell for later delivery, obligations issued or guaranteed as to principal and interest by the U.S.
Government its agencies or instrumentalities; provided that the
Fund will not enter into such a repurchase agreement if as a result more than 10% of its total assets  would be subject to repurchase agreements maturing in greater than seven days.
8.	Neither  Fund may with respect to 75% of its assets
invest more than 5% of its assets in the securities of any one issuer, except securities issued or guaranteed as to principal and
interest by the U.S.   Government, its agencies and
instrumentalities.   In compliance with Rule 2a-7, the Acquiring
Fund will not purchase securities, other than obligations of the
U.S. Government or its agencies and instrumentalities, if,
immediately after such purchase, more than 5% of the value of the
Fund's total assets would be invested in securities of any one
issuer.   The Acquiring Fund's fundamental policy would give the
Fund the ability to invest, with respect to 25% of the Fund's assets, more than 5% of its assets in any one issuer only in the event that it is authorized under Rule 2a-7.
9.	The Acquired Fund may not purchase any securities
other than obligations of the U.S. Government, its agencies and instrumentalities if more than 25% of its assets are invested in the securities of issuers in any single industry.
10.	The Acquiring Fund may not invest less than 25% of its
assets in domestic and foreign bank obligations and reserves freedom of action to concentrate in securities issued or
guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities.
11.	Neither Fund may invest in companies for the purpose
of exercising control.
12.	Neither Fund may invest in securities of other
investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.
13.	The Acquired Fund may not issue senior securities
except as the Acquired Fund may be deemed to have issued a senior security by reason of (a) entering into any repurchase agreement or reverse repurchase agreement; or (b) permitted borrowings of money.
14.	The Acquiring Fund may not purchase illiquid
securities (such as repurchase agreements with maturities in excess of seven days) or other securities that are not readily marketable if more than 10% of the Acquiring Fund's assets would be invested in such securities.  The Acquired Fund has a similar investment restriction limiting the purchase of repurchase
agreements maturing in more than seven days to 10% of its total assets (see restriction 7 above).
INFORMATION ON SHAREHOLDERS' RIGHTS
General.  Smith Barney Money Funds and Smith Barney Funds are similar in many aspects of corporate governance. As Maryland corporations, both are governed by their respective Articles of Incorporation and By-laws as well as applicable Maryland and federal law.
Voting Rights.   Neither Smith Barney Funds nor Smith Barney Money Funds
(each a "Company") holds meetings of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding
office have been elected by shareholders.   A meeting of shareholders of Smith
Barney Funds or Smith Barney Money Funds, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Company's outstanding shares. On each matter submitted to a vote of the shareholders of Smith Barney Funds or Smith Barney Money Funds, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Company's books. On any matter which affects only the interests of a Fund, only the holders of shares of such Fund are entitled to vote. Similarly, holders of shares of a Fund will not be entitled to vote on matters not affecting their interests (for example, those affecting only the interest of other portfolios of the Company). Directors hold office until a successor is elected and qualified, and vacancies in the Board of Directors may be filled by the Board of Directors.
Appraisal Rights.   Under the laws of the State of Maryland,
shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Acquired Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value prior to the date of the Reorganization.
Liquidation.   In the event of a liquidation of the Acquired Fund or any
of the portfolios of the Smith Barney Money Funds, shareholders are entitled to receive when, and as declared by the directors, the excess of the assets belonging to the Acquired Fund or the liquidated portfolio of Smith Barney Money Funds over the liabilities belonging to the Acquired Fund or the
liquidated portfolio of Smith Barney Money Funds.   In either case, the assets
so distributed to shareholders will be distributed among the shareholders in proportion to the number of shares held by them and recorded in the books of the Acquired Fund or the liquidated or liquidated portfolio of Smith Barney Money Funds.
Shareholder Liability.   Under Maryland law, neither Company's
shareholders have personal liability for the Company's corporate acts and obligations. Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued with no personal liability attaching to the ownership thereof and transferable without restrictions and will have no preemptive or conversion rights.
Liability of Directors.   The Articles of Incorporation of each of Smith
Barney Money Funds and Smith Barney Funds provide that the Company will indemnify its Directors and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their
positions with the Company.   Nothing in the Articles of Incorporation or the
By-laws of either Company, however, protects or indemnifies a Director or officer against any liability to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office
Rights of Inspection. Maryland law permits any shareholder of the Smith Barney Money Funds or Smith Barney Funds or any agent of such shareholder to inspect and copy during the Fund's usual business hours the Company's By-laws, minutes of shareholder proceedings, annual statements of the Company's affairs and voting trust agreements on file at its principal office.
The foregoing is only a summary of certain characteristics of the operations of Smith Barney Money Funds and Smith Barney Funds, their respective Articles of Incorporation and By-laws, and Maryland law. The
foregoing is not a complete description of the documents cited.   Shareholders
should refer to the provisions of such Articles of Incorporation, By-laws and Maryland law directly for a more thorough description.

ADDITIONAL INFORMATION ABOUT
SMITH BARNEY MONEY FUNDS, INC.   AND
SMITH BARNEY FUNDS, INC. INCOME RETURN ACCOUNT PORTFOLIO
Smith Barney Funds, Inc.  Information about the Acquired Fund is included in its current Prospectus dated April 30, 1997, and in the statement of additional information dated April 30, 1997 that has been filed with the SEC, both of which are incorporated herein by reference. A copy of the prospectus and the statement of additional information is available upon request and without charge by writing the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-224-7523.
Smith Barney Money Funds, Inc. Information about the operation and management of the Acquiring Fund is incorporated herein by reference from the Prospectus of Smith Barney Money Funds , Inc. dated April 30, 1997, and the
statement of additional information dated April 30, 1997.   A copy of such
statement of additional information is available upon request and without charge by writing the Acquiring Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-224-7523. Both the Acquiring Fund and the Acquired Fund are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer
Affairs and Information Services, SEC, Washington, D.C.   20549 at prescribed
rates.
OTHER BUSINESS
The Directors of the Smith Barney Funds do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

VOTING INFORMATION
This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Smith Barney Funds to be used at the Special Meeting of Shareholders to be held at 10:00 a.m. on October 17, 1997, at 388 Greenwich Street, 22nd Floor, New York, New York 10013 and at any adjournment thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about___ , 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been
voted.   For this reason, abstentions and broker non-votes will have the effect of ""no" votes for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any
other matters deemed appropriate.   A proxy may be revoked at any time on or
before the Meeting by written notice to the Secretary of the Acquired Fund, 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Reorganization contemplated thereby.
Approval of the Plan will require the vote of a majority of the
outstanding shares of the Acquired Fund.   Shareholders of the Acquired Fund
are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.
Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney, Inc. and/or First Data , transfer agent of the Fund. The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately 3,000. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by Smith Barney Inc., the Funds' distributor.
In the event that sufficient votes to approve the Reorganization are not received by October 17, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.
In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.
The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.
FINANCIAL STATEMENTS AND EXPERTS
KPMG Peat Marwick LLP has rendered an opinion on the statements of assets and liabilities, including the schedules of investments, of the Acquired Fund and the Acquiring Fund as of December 31, 1996, and the related statements of operations, for the year then ended, changes in net assets for each of the years in the two-year period then ended and financial highlights for each of the years in the five-year period then ended. These financial statements have been incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement in reliance on the report of KPMG Peat Marwick LLP, independent auditors given on the authority of such firm as experts in accounting and auditing. .

	VALIDITY OF SHARES

   		The validity of shares of the Acquired Fund will be passed upon by Sullivan & Cromwell, 125 Broad Street, New York, NY 10004. In rendering such opinion, Sullivan & Cromwell may rely on an opinion of Piper & Marbury, Baltimore, Maryland.
THE BOARD OF DIRECTORS OF SMITH BARNEY FUNDS, INCLUDING THE INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMEND APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.


Exhibit A
AGREEMENT AND PLAN OF REORGANIZATION
THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 17th day of October, 1997, by and between SMITH BARNEY MONEY FUNDS, INC.
("Smith Barney Money Funds"), a Maryland corporation with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of the CASH PORTFOLIO (the "Acquiring Fund"), an investment portfolio of Smith Barney Money Funds, and SMITH BARNEY FUNDS, INC. ("Smith Barney Funds") on behalf of the INCOME RETURN ACCOUNT PORTFOLIO (the "Acquired Fund"), Maryland corporation with its principal place of business at 388 Greenwich Street New York, New York 10013. The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A shares of common stock of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund
Share") and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and the liquidation of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.
WHEREAS, Smith Barney Money Funds and Smith Barney Funds are registered investment companies of the management type, and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;
WHEREAS, both Smith Barney Money Funds and Smith Barney Funds are authorized to issue shares of common stock;
WHEREAS, the Board of Directors of Smith Barney Funds has determined that the exchange of all or substantially all of the assets and certain of the liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by Smith Barney Money Funds on behalf of the Acquiring
Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;
WHEREAS, the Board of Directors of Smith Barney Money Funds has
determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.
NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:
1.	Transfer of Assets of the Acquired Fund in Exchange for the Acquiring
Fund Shares and Assumption of the Acquired Fund's Scheduled
Liabilities and Liquidation of the Acquired Fund
1.1.	Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the
Acquired Fund agrees to transfer the Acquired Fund's assets as set forth in paragraph 1.2 to Smith Barney Money Funds on behalf of the Acquiring
Fund, and Smith Barney Money Funds on behalf of the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A
Acquiring Fund Shares, determined by dividing the value of the Acquired
Fund's net assets attributable to shares of the Acquired Fund held by shareholders, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring
Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain liabilities of the Acquired
Fund, as set forth in paragraph 1.3.  Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").  Smith
Barney Money Funds on behalf of the Acquiring Fund and  the Acquired
Fund agrees to file, effective at the Closing, Articles of Transfer with the State of Maryland Department of Assessments and Taxation.
1.2.	(a)	The assets of the Acquired Fund to be acquired by Smith
Barney Money Funds on behalf of the Acquiring Fund shall consist of all or substantially all of its property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").
(b)	The Acquired Fund has provided the Acquiring Fund with a
list of all of the Acquired Fund's assets as of the date of execution of this Agreement.  The Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the
Acquiring Fund, acquire any additional securities other than securities
of the type in which the Acquiring Fund is permitted to invest.   The
Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's
investment objectives, policies and restrictions.   In the event that
the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the
Closing Date.  In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the
Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.
1.3.	The Acquired Fund will endeavor to discharge all the Acquired
Fund's known liabilities and obligations prior to the Closing Date.
Smith Barney Money Funds on behalf of the Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund
prepared by Smith Barney Mutual Funds Management (the "Manager"), as of
the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the
prior audited period.   Smith Barney Money Funds on behalf of the
Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.
1.4.	As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the
Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund
Shares it receives pursuant to paragraph 1.1.   Shareholders of the
Acquired Fund shall receive Class A Acquiring Fund Shares. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund's shareholders and representing the respective pro rata number of the Acquiring Fund
Shares due such shareholders.  All issued and outstanding shares of the
Acquired Fund will simultaneously be canceled on the books of Smith
Barney Funds, although share certificates representing interests in the
Acquired Fund will represent a number of Acquiring Fund Shares after the
Closing Date as determined in accordance with paragraph 1.1.   Smith
Barney Funds shall not issue certificates representing the Acquiring
Fund Shares in connection with such exchange.
1.5.	Ownership of Acquiring Fund Shares will be shown on the books of
the Acquiring Fund's transfer agent.   Acquiring Fund Shares will be
issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
1.6.	Any transfer taxes payable upon issuance of the Acquiring Fund
Shares in a name other than the registered holder of the Acquired Fund shares on the books of Smith Barney  Funds as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
1.7.	Any reporting responsibility of the Acquired Fund is and shall remain  the responsibility of Smith Barney Funds up to and including the
Closing Date.
 .
2.	Valuation
2.1.	The value of the Acquired Fund's assets to be acquired by the
Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc.
(the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.
2.2.	The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the
NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.
2.3.	All computations of value shall be made by the Manager in
accordance with its regular practice as pricing agent for the Acquired
Fund and the Acquiring Fund, respectively.
3.	Closing and Closing Date
3.1.	The Closing Date shall be October 24, 1997, or such later date
as the parties may agree to in writing.   All acts taking place at the
Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388
Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.
3.2.	The custodian for the Acquiring Fund (the "Custodian") shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash and any other assets shall have been delivered in proper form to the Acquiring Fund within two business days prior to or on the Closing Date and (b) all necessary transfer taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.
3.3.	In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
	3.4.	The Acquired Fund shall deliver at the Closing a list of the names and addresses of the Acquired Fund's shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the
Acquired Fund by its President.   The Acquiring Fund shall issue and
deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the
Secretary of Smith Barney Funds, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the
Acquired Fund's account on the books of the Acquiring Fund.   At the
Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other  party or its counsel may reasonably request.
4.	Representations and Warranties
	4.1.	Smith Barney Funds represents and warrants to Smith Barney Money
Funds and the Acquiring Fund as follows:
(a)	The Acquired Fund is a portfolio of Smith Barney Funds,
which is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland;
(b)	Smith Barney Funds is a registered investment company
classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the
"Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act") is in full force and effect;
(c)	Smith Barney Funds is not, and the execution, delivery and
performance of this Agreement on behalf of the Acquired Fund will not result, in a material violation of its Articles of Incorporation or By-
laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Smith Barney Funds is a party or by which it is bound;
(d)	Smith Barney Funds has no material contracts or other
commitments (other than this Agreement) which will be terminated with liability to Smith Barney Funds prior to the Closing Date;
(e)	No material litigation or administrative proceeding or
investigation of or before any court or governmental body is presently pending or to its knowledge threatened against Smith Barney Funds with respect to the Acquired Fund or any of the Acquired Fund's properties or assets, except as previously disclosed to the Acquiring Fund and Smith
Barney Funds know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Funds nor the
Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or Smith Barney
Funds' ability on behalf of the Acquired Fund to consummate the transactions herein contemplated;
(f)	The Statements of Assets and Liabilities of the Acquired
Fund for each of the fiscal years ended December 31, 1996 and for the period March 4, 1985  (inception of Class A shares) to December 31, 1985 and for the period December 16, 1992 (inception of Class C shares) to
December 31, 1992 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund)
fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired
Fund as of such dates not disclosed therein;
(g)	At the Closing Date, all federal and other tax returns and
reports of the Acquired Fund required by law then to have been filed by such dates shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the
Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(h)	For the most recent fiscal year of its operation, the
Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;
(i)	All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable.  All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund;
(j)	At the Closing Date, the Acquired Fund will have good and
marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;
(k)	The execution, delivery and performance of this Agreement
has been duly authorized by all necessary action on the part of  Smith
Barney Fund's Board of Directors and, subject to the approval of the
Acquired Fund's shareholders, assuming due authorization, execution and delivery by the Acquiring Fund, this Agreement will constitute a valid and binding obligation of Smith Barney Fund's on behalf of the Acquired
Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;
(l)	The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereof;
(m)	The proxy statement of Smith Barney Funds on behalf of the
Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.
	4.2.	Smith Barney Money Funds and the Acquiring Fund represent and warrant to the Acquired Fund as follows:
(a)	The Acquiring Fund is a portfolio of Smith Barney Money
Funds, which is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland;
(b)	Smith Barney Money Funds is a registered investment company
classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940
Act is in full force and effect;
(c)	The current prospectus of and statement of additional
information of Smith Barney Money Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;
(d)	At the Closing Date, Smith Barney Money Funds will have good and marketable title to the Acquiring Fund's assets;
(e)	Smith Barney Money Funds is not, and the execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will not result, in a material violation of its Articles of Incorporation or
By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which Smith
Barney Money Funds is a party or by which it is bound;
(f)	No material litigation or administrative proceeding or
investigation of or before any court or governmental body is presently pending or to its knowledge threatened against Smith Barney Money Funds with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets, except as previously disclosed in writing to Smith
Barney Funds.  Smith Barney Money Funds and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Money Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or Smith Barney Money
Funds' ability on behalf of the Acquiring Fund to consummate the transactions contemplated herein;
(g)	The Statements of Assets and Liabilities of the Acquiring
Fund as of December 31,     through December 31, 1996, have been audited
by KPMG Peat Marwick, independent certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring
Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;
(h)	At the Closing Date, all federal and other tax returns and
reports of the Acquiring Fund required by law then to have been filed by such dates shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(i)	For the most recent fiscal year of its operation, the
Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the
Acquiring Fund intends to do so in the future;
(j)	At the date hereof, all issued and outstanding shares of the
Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund;
(k)	The execution, delivery and performance of this Agreement
has been duly authorized by all necessary action, if any, on the part of
Smith Barney Money Funds' Board of Directors and, assuming due authorization, execution and delivery by the Acquired Fund, this
Agreement constitutes a valid and binding obligation of Smith Barney
Money Funds on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;
(l)	The Acquiring Fund Shares to be issued and delivered to
Smith Barney Funds for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-
assessable with no personal liability attaching to the ownership thereof;
(m)	The information to be furnished by the Acquiring Fund for
use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;
(n)	The Proxy Statement to be included in the Registration
Statement (only insofar as it relates to the Acquiring Fund and Smith
Barney Money Funds) will, on the effective date of the Registration
Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated
therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading; and
(o)	Smith Barney Money Funds, on behalf of the Acquiring Fund,
agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act to file state notices with commissions as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5.	Covenants of the Acquired Fund, Smith Barney Funds, the Acquiring
Fund and Smith Barney Money Funds
	5.1.	Smith Barney Money Funds on behalf of the Acquiring Fund and
Smith Barney Funds on behalf of the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing
Date.  It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.
	5.2.	Smith Barney Funds will call a meeting Acquired Fund
shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
	5.3.	Smith Barney Funds covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this
Agreement.
	5.4.	Smith Barney Funds will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.
	5.5.	Subject to the provisions of this Agreement, Smith Barney Funds on behalf the Acquired Fund and Smith Barney Money Funds on behalf of the Acquiring Fund each will take, or use to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
	5.6.	As promptly as practicable, but in any case within sixty days after the Closing Date, Smith Barney Funds shall furnish the Acquiring
Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the Chairman and Treasurer or Assistant Treasurer of the Acquired Fund.
	5.7.	Smith Barney Funds will provide the Acquiring Fund with
information reasonable necessary for the preparation of a prospectus
(the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the
"1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6.	Conditions Precedent to Obligations of Smith Barney Funds in respect of the Acquired Fund
	The obligations of Smith Barney Funds to consummate the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Money Funds and the Acquiring Fund of all of
the obligations to be performed by them hereunder on or before the
Closing Date and, in addition thereto, the following further conditions:
	6.1.	All representations and warranties of Smith Barney Money Funds and the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;
	6.2.	Smith Barney Money Funds on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing
Date, to the effect that the representations and warranties of Smith
Barney Money Funds and the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and
	6.3.	Smith Barney Funds shall have received on the Closing Date a favorable opinion from Sullivan & Cromwell, counsel to Smith Barney
Money Funds, dated as of the Closing Date, in a form reasonably satisfactory to Christina T. Sydor, Esq., Secretary of the Acquired
Fund, covering the following points:
That (a) Smith Barney Money Funds is duly organized and validly existing under the laws of the State of Maryland; (b) Smith Barney
Money Funds is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Money
Funds, and this Agreement has been duly executed and delivered by Smith Barney Money Funds and is a valid and binding obligation of Smith Barney Money Funds with respect to the Acquiring Fund enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Class A Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been duly authorized and, subject to the receipt by Smith Barney Money Funds on behalf of the Acquiring Fund of consideration equal to the net asset value thereof (but in no event less than the par value thereof), such Class
A Acquiring Fund Shares, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable.
	Such opinion may state that it is solely for the benefit of Smith Barney Funds, its directors and its officers. Such counsel may rely, as to matters governed by the laws of the State of Maryland, on an opinion of Maryland counsel.

7.	Conditions Precedent to Obligations of Smith Barney Money Funds in
Respect of the
	Acquiring Fund
	The obligations of Smith Barney Money Funds on behalf of the
Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Funds of all the obligations to be performed by it hereunder on or before the
Closing Date and, in addition thereto, the following conditions:
	7.1.	All representations and warranties of  Smith Barney Funds
contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;
	7.2.	Smith Barney Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Acquired Fund;
	7.3.	Smith Barney Funds shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Smith Barney Funds and the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and
	7.4.	The Acquiring Fund shall have received on the Closing Date a favorable opinion of Sullivan & Cromwell, counsel to the Smith Barney
Funds, in a form satisfactory to Christina T. Sydor, Esq., Secretary of Smith Barney Money Funds, covering the following points:
That (a) the Smith Barney Funds is duly organized and validly existing under the laws of the State of Maryland; (b) Smith Barney
Funds is an open-end management investment company registered under the 1940 Act; and (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Funds
, and this Agreement has been duly executed and delivered by Smith
Barney Funds and is a valid and binding obligation of Smith Barney
Funds enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.
	Such opinion may state that it is solely for the benefit of Smith
Barney Money Funds, its directors and its officers. Such counsel may rely, as to matters governed by the laws of the State of Maryland, on an opinion of Maryland counsel.


8.	Further Conditions Precedent to Obligations of the Acquired Fund,
Smith Barney Funds, the Acquiring Fund and Smith Barney Money Funds
	If any of the conditions set forth below do not exist on or before the Closing Date with respect to Smith Barney Money Funds on behalf of the Acquiring Fund, or the Acquired Fund, the other party to this
Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:
	8.1.	This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of Smith Barney Fund's Articles of Incorporation and by-laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund.  Notwithstanding anything herein to the contrary, neither Smith Barney Money Funds on behalf of the
Acquiring Fund nor Smith Barney Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.1;
	8.2.	On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;
	8.3.	All consents of other parties and all other consents, orders and permits of federal and if applicable state and local, regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;
	8.4.	The Registration Statement shall have become effective under the
1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;
	8.5.	The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund, which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward);

9.	Brokerage Fees and Expenses
	9.1.	Smith Barney Money Funds on behalf of the Acquiring Fund
represents and warrants to the Acquired Fund, and Smith Barney Funds on behalf of the Acquired Fund hereby represents and warrants to Smith
Barney Money Funds on behalf of the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.
	9.2.	(a)	Except as may be otherwise provided herein, Smith Barney
Inc., the Funds' distributor shall be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Funds or the Acquiring
Funds portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration
Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization.  The Acquired Fund shall be liable for: (i) all fees and expenses related to the liquidation of the Acquired Fund; and (ii) fees and expenses of the
Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's transfer agent incurred in connection with the Reorganization.
	(b)	Consistent with the provisions of paragraph 1.3, the
Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.
10.	Entire Agreement; Survival of Warranties
	10.1.	The parties hereto agree that no party has made any
representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.
	10.2.	The representations, warranties and covenants contained in
this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

	11.	Termination
	11.1.	This Agreement may be terminated at any time prior to the
Closing Date by: (1) the mutual agreement of the Smith Barney funds on behalf of the Acquired Fund and Smith Barney Money Funds on behalf of the Acquiring Fund; (2) Smith Barney Funds in respect of the Acquired Fund in the event that Smith Barney Money Funds in respect of the Acquiring Fund shall, or Smith Barney Money Funds in respect of the Acquiring Fund in the event that Smith Barney Funds in respect of the Acquired Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or (3) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
	11.2.	In the event of any such termination, there shall be no
liability for damages on the part of either Smith Barney Funds on behalf of the Acquired Fund or Smith Barney Money Funds on behalf of the Acquiring Fund or their respective directors or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.
12.	Amendments
	This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Funds and Smith Barney Money Funds; provided, however, that following the meeting of the Acquired Fund shareholders called by Smith Barney Funds pursuant to paragraph 5.2 of this
Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.



13.	Notices
Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Smith Barney
Funds, 388 Greenwich Street, 22nd Floor, New York, New York 10013,
Attention: Secretary; or to Smith Barney Money Funds, 388 Greenwich
Street, New York, New York 10013, Attention: Secretary.
14.	Headings; Counterparts; Governing Law; Assignment; Limitation of
Liability
	14.1	The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
	14.2 	This Agreement may be executed in any number of
counterparts, each of which shall be deemed an original.
	14.3	This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
	14.4	This Agreement shall bind and inure to the benefit of the
parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.
Attest:

SMITH BARNEY
MONEY FUNDS, INC.
on behalf of the
CASH PORTFOLIO


	/s/  Christina T. Sydor
Name:	Christina T. Sydor
Title:	Secretary

By:	/s/  Heath B. McLendon
Name:	Heath B. McLendon
Title: 	Chairman of the Board and
	Chief Executive Officer

Attest:

SMITH BARNEY FUNDS, INC.
on behalf of the
INCOME RETURN ACCOUNT PORTFOLIO





	/s/  Christina T. Sydor
Name:	Christina T. Sydor
Title:	Secretary

By:	/s/  Heath B. McLendon
Name:	Heath B. McLendon
Title:	Chairman of the Board


STATEMENT OF ADDITIONAL INFORMATION DATED, [                               ],
1997

Acquisition Of The Assets Of

INCOME RETURN ACCOUNT PORTFOLIO
a separate investment portfolio of SMITH BARNEY FUNDS, INC., 388 Greenwich Street, New York, New York 10013, (800) 224-7523

By And In Exchange For Class A Shares Of

CASH PORTFOLIO
a separate investment portfolio of SMITH BARNEY MONEY FUNDS, INC., 388 Greenwich Street, New York, 10013, (800) 224-7523

This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of the Income Return Account Portfolio of Smith Barney Funds, Inc., (the "Acquired Fund")to the Cash Portfolio of Smith Barney Money Funds, Inc., (the "Acquiring Fund") in exchange for Class A shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

1. Statement of Additional Information of Smith Barney Funds, Inc. dated April 30, 1997.

2. Statement of Additional Information of Smith Barney Money Funds, Inc. dated April 30, 1997

3.  Annual Report of Smith Barney Funds, Inc. - Income Return Account
Portfolio for the year ended    December 31, 1996.

4. Annual Report of Smith Barney Money Funds, Inc. - Cash Portfolio for the year ended December 31, 1996.

5. Semi-Annual Report of Smith Barney Funds, Inc. - Income Return Account Portfolio for the six-month period ended June 30, 1997.

6. Semi-Annual Report of Smith Barney Money Funds, Inc. - Cash Portfolio for the six-month period ended June 30, 1997.

This Statement of Additional Information is not a Prospectus.  A
Prospectus/Proxy Statement dated [            ], 1997, relating to the above-
referenced matter may be obtained without charege by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling a toll-free 1-800-224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated
[   ], 1997.

The date of this Statement of Additional Information is [   ] 1997



PROSPECTUS OF SMITH BARNEY MONEY FUNDS, INC. - CASH PORTFOLIO DATED APRIL 30, 1997 IS INCORPORATED BY REFERENCE TO POST-EFFECTIVE AMENDMENT NO.49 TO THE SMITH BARNEY FUNDS, INC. REGISTRATION STATEMENT ON FORM N-1A FILED ON APRIL 23, 1997.
REFERENCE NOS. 2-51301, 811-2490
ACCESSION NUMBER: 91155-97-000209

STATEMENT OF ADDITIONAL INFORMATION OF SMITH BARNEY FUNDS, INC. DATED APRIL 30, 1997
REFERENCE NOS. 2-25890, 811-1464
ACCESSION NUMBER. 91155-97-000224

STATEMENT OF ADDITIONAL INFORMATION OF SMITH BARNEY MONEY FUNDS, INC. DATED APRIL 30, 1997
REFERENCE NOS. 2-51301, 811-2490
ACCESSION NUMBER. 91155-97-000209

ANNUAL REPORT OF SMITH BARNEY FUNDS, INC. - INCOME RETURN ACCOUNT PORTFOLIO FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.
ACCESSION NUMBER: 91155-97-000132

ANNUAL REPORT OF SMITH BARNEY MONEY FUNDS, INC. - CASH PORTFOLI
 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.
ACCESSION NUMBER: 91155-97-000081

SEMI-ANNUAL REPORT OF SMITH BARNEY FUNDS, INC. - INCOME RETURN
 ACCOUNT PORTOLIO FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1997
[TO BE FILED BY AMENDMENT]

SEMI-ANNUAL REPORT OF SMITH BARNEY MONEY FUNDS, INC. -CASH
PORTFOLIO FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1997
[TO BE FILED BY AMENDMENT]



	PART C

	OTHER INFORMATION

Item 15.		Indemnification

Reference is made to Article SEVENTH of Registrant's Articles of Incorporation for a complete statement of its terms.

Subparagraph (9) of Article SEVENTH provides: "Anything herein contained to the contrary notwithstanding, no officer or director of the corporation shall be indemnified for any liability to the registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office."

Registrant is a named assured on a joint insured bond pursuant to Rule 17g-1 of the Investment Company Act of 1940. Other assured include Smith Barney Mutual Funds Management Inc. (Registrant's Manager) and affiliated investment companies.

Item16.
		(1)	(a)	Articles Supplementary to the Articles of
Incorporation dated November 7, 1985, January 30,
1984, August 12, 1980 and May 8, 1980 are incorporated by reference to Exhibits (a) through (d) to Post-Effective
Amendment No. 32.

			(b)	Articles Supplementary to the Articles of
Incorporation dated December 5, 1990 and Articles of Amendment dated April 19, 1991 are incorporated by reference to Exhibit 1(b) and (c) to Post-Effective Amendment
No. 35.

			(c)	Articles of Amendment to the Articles of Incorporation
dated October 28,1992 and Articles Supplementary to the Articles of
Incorporation
dated December 8, 1992 are incorporated by reference to
Exhibit 1(c) and (d) to
Post-Effective Amendment No. 41.

		(2)	Bylaws are incorporated by reference to Exhibit 2 to Post-
Effective Amendment No. 32.

		(3)	Not applicable.

		(4)	Form of Agreement and Plan of Reorganization (filed herewith as Exhibit A to Registrant's Prospectus/Proxy Statement).

		(5)	Specimen Stock Certificate for shares of common stock of the
Cash Portfolio, a portfolio of the Registrant, is incorporated by reference to Exhibit
4(a) to Post-Effective Amendment No. 32.

		(6)	Management Agreement for the Cash Portfolio is incorporated
by reference to Exhibit 5(b) to Post-Effective Amendment No. 44.

		(7)	Underwriting Agreement is incorporated by reference to
Exhibit 6 to Post-	Effective Amendment No. 32.

		(8)	Not applicable.

		(9)	(a) Custodian Agreement is incorporated by reference to
Exhibit 8 to Post-	Effective Amendment No. 32.

		(9)	(b) Form of Transfer Agency Agreement is incorporated by
reference to Exhibit 8 to Post-Effective Amendment No. 49.

		(10)	Plan of Distribution Pursuant to Rule 12b-1 of Smith Barney
Money Funds, Inc. is incorporated by reference to Exhibit 15(a) to
Post-Effective Amendment No. 44..

		(11)	Opinion and Consent of Sullivan & Cromwell with respect to
validity of shares (to be filed by amendment)

		(12)	Not Applicable

		(13)	Not Applicable

		(14)	 Consent of KPMG Peat Marwick L.L.P. (to be filed by
amendment)

		(15)	Not Applicable.

		(16)	Not Applicable.

		(17) (a)	Form of Proxy Card (filed herwith)

		(17) (b)	Registrant's Declaration pursuant to Rule 24f-2 is
incorporated by reference to its initial Registration Statement.

Item 17.Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to the initial bona fide offering of them.




	SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, SMITH BARNEY MONEY FUNDS, INC. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 21st day of July, 1997



				            		SMITH BARNEY MONEY FUNDS, INC.

						By:  \s\ Heath B. McLendon

							Heath B. McLendon
							Chief Executive Officer

	KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Heath B. McLendon, Christina T. Sydor and
Robert M. Nelson , and each and any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature				Title					Date

\s\ Heath B. McLendon		Chairman of the Board,			July 21,1997
Heath B. McLendon		Chief Executive Officer


\s\ Lewis E. Daidone  		Senior Vice President and			July 21, 1997
Lewis E. Daidone		Treasurer (Chief Financial
				and Accounting Officer)

/s/Joseph H. Fleiss           		Director				July 21, 1997
Joseph H. Fleiss

/s/Donald R. Foley          		Director				July 21, 1997
Donald R. Foley

/s/Paul Hardin          		Director				July 21, 1997
Paul Hardin

/s/Francis P. Martin        		Director				July 21, 1997
Francis P. Martin


/s/Roderick C. Rasmussen		Director				July 21, 1997
Roderick C. Rasmussen

/s/John P. Toolan 		Director				July 21, 1997
John P. Toolan



EXHIBIT INDEX

EXHIBIT NUMBER   	DESCRIPTION

 (4)*   Plan of Reorganization (included as Exhibit A to Registrant's
			Prospectus/Proxy Statement contained in Part A of this
   Registration	Statement).

 (11)**			Opinion and Consent of Sullivan & Cromwell with
			respect to validity of shares

 (14)**			Consent of KPMG Peat Marwick LLP

 (17)*                                Form of Proxy Card.

* Filed herewith.
** To be filed by Amendment




				FORM OF PROXY CARD


VOTE THIS VOTING INSTRUCTION CARD TODAY!YOUR PROMPT RESPONSE WILL SAVE THE EXPENSE OF ADDITIONAL MAILINGS

(Please Detach at Perforation Before Mailing)
 ............................................................................
 ...........................................................................
 ..........................................................................

SMITH BARNEY FUNDS, INC. - INCOME RETURN ACCOUNT PORTFOLIO
PROXY SOLICITED BY THE BOARD OF DIRECTORS

The undersigned holder of shares of Smith Barney Funds, Inc. - Income Reurn Account Portfolio (the "Income Return Account Portfolio") , hereby appoints Heath B. McLendon, Robert M. Nelson and Christina T. Sydor, attorneys and proxies for the undersigned with full powers of substitution and revocation, to represent the undersigned and to vote on behalf of the undersigned all shares of the Income Return Account Portfolio that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Income Return Account Portfolio to be held at the offices of the Income Return Account Portfolio, 388 Greenwich Street, New York, New York on October 17, 1997 at
[ ] a.m.New York City time and any adjournment or adjournments thereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and
Prospectus /Proxy Statement dated [           ] , 1997 and hereby instructs
said attorneys and proxies to vote said shares as indicated herein. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. A majority of the proxies present and acting at the Special Meeting in person or by substitute (or, if only one shall be so present, then that one) shall have and may exercise all of the power and authority of said proxies hereunder. The undersigned hereby revokes any proxy previously given.


	PLEASE SIGN, DATE AND RETURN
	PROMPTLY IN THE ENCLOSED ENVELOPE

		Note: Please sign exactly as your name appears on this Proxy. If joint owners, EITHER may sign this Proxy. When signing as attorney, executor, administrator, director, guardian or corporate officer, please give your full title.

		Date:


       	                                       Signature(s)
	(Title(s), if
applicable)


VOTE THIS VOTING INSTRUCTION CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE
THE EXPENSE OF ADDITIONAL MAILINGS

(Please Detach at Perforation Before Mailing)
 ......................................................................
 ......................................................................

Please indicate your vote by an "X" in the appropriate box below. This proxy, if properly executed, will be voted in the manner directed by the undersigned shareholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

1.	To approve the Plan of Reorganization       FOR    AGAINST    ABSTAIN

	dated as of [         ] , 1997 providing for:(i) the acquisition of all
or substantially all of the assets of Smith Barney Funds, Inc. -Income Return Account Portfolio (the "Income Return Account Portfolio") by Smith Barney
Money Funds, Inc. - Cash Portfolio (the "Cash Portfolio") in exchange for
Class A shares of the Cash Portfolio and the assumption by Cash Portfolio of all scheduled liabilities of the Income Return Account Portfolio; (ii) the distribution of such shares of the Cash Portfolio to shareholders of the Income Return Account Portfolio in liquidation of the Income Return Account Portfolio; and (iii) the subsequent termination of the Income Return Account Portfolio.